

August 3, 2011

Via E-mail
Stephane-Paul Frydman
Chief Financial Officer
Compagnie Générale de Géophysique-Veritas
Tour Main Montparnasse
33, avenue du Maine
75015 Paris France

> **Re:** **Compagnie Générale de Géophysique-Veritas**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed April 21, 2011**
> **File No. 1-14622**

Dear Mr. Frydman:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

We are subject to risks related to our international operations that could harm our business and results of operations, page 7.

1. You disclose that you generate revenues from, and have customers in, countries that are subject to U.S. trade embargoes and sanctions. Those countries include Cuba, Iran, Sudan, and Syria, which are also designated as state sponsors of terrorism by the United States. Please confirm to us that in future filings you will revise your risk factor disclosure to identify the countries to which you refer that are designated as state sponsors of terrorism by the U.S. government.

   In this regard, we note that you state on your website that you have a representative office in Iran and that you are providing technical support to Syria regarding the 2011 international bid on that country's offshore oil and gas fields. Describe to us the

nature and extent of your past, current, and anticipated contacts with Cuba, Iran, Sudan, and/or Syria, whether through subsidiaries, affiliates, joint ventures, or other direct or indirect arrangements, for the last three fiscal years and the subsequent interim period. Include information regarding any products, equipment, components, materials, technology, software, services, information, or support you have provided or anticipate providing, directly or indirectly, to the referenced countries, and any agreements, commercial arrangements, or other contacts you have had, or intend to have, directly or indirectly, with the governments or entities controlled by the governments of those countries.

2. We note from your website that you provide your customers with products like hydrophones and seismometers. Hydrophones and seismic detection equipment are included in the Commerce Control List of the U.S. Department of Commerce's Bureau of Industry and Security. Please tell us whether, to the best of your knowledge, understanding, and belief, any of the products, equipment, components, materials, or technology you have provided or intend to provide, directly or indirectly, into Cuba, Iran, Sudan, or Syria, are controlled items included in the Commerce Control List. If so, tell us whether any such item have military uses, and describe such possible uses of which you are aware. Also, advise us whether, to the best of your knowledge, understanding, and belief, any such items have been put to military uses by Cuba, Iran, Sudan, or Syria, and discuss any such uses of which you are aware.

3. Please discuss the materiality of your business activities in, and other contacts with, Cuba, Iran, Sudan, and/or Syria, described in response to the foregoing comments, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you may know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan, or Syria.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Roger Schwall
        Assistant Director
        Division of Corporation Finance